Exhibit 14.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
HSBC Holdings plc

We consent to the incorporation by reference in the registration statements (nos. 333-10474, 333-92024, 333-102027, 333-103887, 333-104203, 333-109288, 333-113427, 333-127327, 333-126531, 333-135007, 333-143639 and 333-145859) of our report dated 3 March 2008, with respect to the consolidated balance sheets of HSBC Holdings plc and its subsidiary undertakings as at 31 December 2007 and 2006, and the related consolidated income statements, consolidated cash flow statements and consolidated statements of recognized income and expense for each of the years in the three-year period ended 31 December 2007 and the effectiveness of internal control over financial reporting as at 31 December 2007, which appears in the 31 December 2007 Annual Report on Form 20-F of HSBC Holdings plc.

KPMG Audit Plc
London, England
10 March 2008